Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

We have issued our report dated December 28, 2012 (except for Note K and the related effects thereof as to which the date is February 19, 2013), which includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern, with respect to the financial statements of Aeolus Pharmaceuticals, Inc. contained in the Registration Statement and Prospectus.  We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts."

/s/ GRANT THORNTON LLP

San Diego, CA
May 16, 2013